Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MOLECULIN BIOTECH, INC.

Moleculin Biotech, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) for the purpose of amending its Amended and Restated Certificate of Incorporation in accordance with the General Corporation Law of the State of Delaware, does hereby make and execute this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended, and does hereby certify that:

1. The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending Article 4.1 of its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), so that effective upon the effective time of this Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, each fifteen (15) shares of the Corporation’s common stock, par value $0.001 per share (hereinafter the “Common Stock”), issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Stock Split”) and without increasing or decreasing the authorized number of shares of Common Stock (which shall be One Hundred Million (100,000,000) shares of Common Stock, par value $0.001 per share, authorized) or the Corporation’s preferred stock (which shall be Five Million (5,000,000) shares of preferred stock, par value $0.001 per share, authorized (hereinafter the “Preferred Stock”)); provided, however, no fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split, and instead, the Corporation shall issue one full share of post-Reverse Stock Split Common Stock to any stockholder who would have been entitled to receive a fractional share of Common Stock as a result of the Reverse Stock Split. The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent.

2. Thereafter, pursuant to a resolution of the Board, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the foregoing amendment.

3. The foregoing amendment has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware.

4. This amendment shall be effective as of 11:59 p.m., Eastern Time, on March 21, 2024.

IN WITNESS WHEREOF, I have signed this Certificate this 19th day of March 2024.

MOLECULIN BIOTECH, INC. By: /s/ Jonathan P. Foster Name: Jonathan P. Foster Title: Chief Financial Officer